news release

ArcelorMittal and Baffinland Announce Mailing of ArcelorMittal Offer and Take-Over Bid Circular and Baffinland Directors’ Circular

Luxembourg, 13 November 2010  - ArcelorMittal and Baffinland Iron Mines Corporation (“Baffinland”) today announced the mailing to Baffinland securityholders of ArcelorMittal’s offer and take-over bid circular and Baffinland’s directors’ circular in connection with the previously announced supported take-over bid to be made by ArcelorMittal (the “Offer”) for all of Baffinland’s outstanding common shares (the “Common Shares”) and all outstanding common share purchase warrants issued pursuant to a warrant indenture dated 31 January 2007 (the “2007 Warrants”).

Under the Offer, holders of Common Shares will receive C$1.10 in cash per share and holders of 2007 Warrants will receive C$0.10 in cash per warrant.

The Offer, which values Baffinland’s equity at C$433 million on a fully-diluted basis, represents a premium of 37.5% to Nunavut Iron Ore Acquisition Inc.’s 22 September 2010 unsolicited offer of C$0.80 per common share, a premium of 15.8% to Baffinland’s closing share price of C$0.95 on the Toronto Stock Exchange (the “TSX”) on 5 November 2010 and a premium of 86.4% to Baffinland’s volume weighted average price of C$0.59 on the TSX for the 20 trading days prior to the announcement of the unsolicited bid for Baffinland by Nunavut Iron Ore Acquisition Inc.

The board of directors of Baffinland has approved the Offer and unanimously recommends that Baffinland’s shareholders and the holders of 2007 Warrants tender their Common Shares and 2007 Warrants to the Offer.

Baffinland’s largest shareholder, Resource Capital Funds, has entered into a lock-up agreement with ArcelorMittal pursuant to which it has agreed to tender all of its Common Shares and 2007 Warrants, representing approximately 22.5% of the outstanding Common Shares (on a fully diluted basis), to the Offer. In addition, each of the directors and officers of Baffinland has agreed to tender all Common Shares and 2007 Warrants held by them, representing a further approximately 2.4% of the outstanding Common Shares (on a fully diluted basis), to the Offer pursuant to lock-up agreements with ArcelorMittal.

As previously announced, a Support Agreement dated November 8, 2010 entered into by ArcelorMittal and Baffinland includes a non-solicitation covenant, a right by ArcelorMittal to match any unsolicited superior proposal and payment by Baffinland to ArcelorMittal of a break fee of C$11 million in certain circumstances.

ArcelorMittal forward-looking statement:

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. This press release may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words "believe," "expect," "anticipate," "target" or similar expressions. Although ArcelorMittal's management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal's securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the "SEC") made or to be made by ArcelorMittal, including ArcelorMittal's Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Baffinland forward-looking statement:

This press release contains certain information that may constitute forward-looking information within the meaning of securities laws. Forward-looking information may relate to Baffinland’s management's future outlook and anticipated events or results, and may include statements or information regarding the future plans or prospects of Baffinland. Without limitation, statements about  Baffinland’s interpretation of assay results, its completed magnetic survey including related statements about the planned release of additional assay results and metallurgical testing results, statements about the continuation of Baffinland’s exploration program including plans relating to additional mapping, more comprehensive sampling, drilling on any of the properties comprising Baffinland’s Mary River Project and metallurgical testing and statements about Baffinland’s potential resources are forward-looking information. Forward-looking information is based on certain factors and assumptions regarding, among other things, expected mineral resources, iron ore prices, the timing and amount of future exploration expenditures, the estimation of additional capital requirements, the availability of necessary financing and materials, the receipt of necessary regulatory approvals, the feasibility of constructing and operating a direct-shipping iron ore mine at Baffinland’s Mary River project and assumptions with respect to environmental risks, title disputes or claims, weather conditions and other similar matters. While Baffinland considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Forward looking-information is subject to certain factors, including risks and uncertainties that could cause actual results to differ materially from what is currently expected. These factors include risks inherent in the exploration for and development of mineral deposits, risks relating to changes in iron ore prices and changes in the worldwide demand for and supply of iron ore, uncertainties inherent in the estimation of mineral reserves and resources, risks relating to the remoteness of the Mary River Property including access and supply risks, reliance on key personnel, construction and operational risks inherent in the conduct of mining activities, regulatory risks, including risks relating to the acquisition of necessary licenses and permits, financing, capitalization and liquidity risks, including the risk that the financing required to fund all currently planned exploration and related activities may not be available on satisfactory terms, or at all, environmental risks and insurance risks. You should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While Baffinland may elect to, Baffinland is under no obligation and does not undertake to update this information at any particular time, except as required by law.